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                              September 10, 2020

       Anthony J. Irocci
       President
       APEX 11 INC.
       8217 East Spanish Boot Road
       Carefree, AZ 85377-5408

                                                        Re: APEX 11 INC.
                                                            Registration
Statement on Form 10-12G
                                                            Filed August 17,
2020
                                                            File No. 000-54964

       Dear Mr. Irocci:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-12G filed August 17, 2020

       Prior Blank Check Company Experience, page 17

   1. We note your disclosure that DCA Asset Management, Inc. ("DCA") is in the process of re-filing its Form 10.
Please disclose that DCA's registration was revoked in October
                                                        2017, that DCA
re-registered its common stock in March 2019 and that it has failed to file periodic reports and
current reports required by the Securities Exchange Act 1934 since registration.
       Certain Relationships and Related Transactions, and Director Independence, page 18

   2. Please update the disclosure in this section, and in the beneficial ownership table on page
                                                        16, to reflect the
Company's issuance in 2019 of 5,886,798 shares of common stock to your controlling
stockholder in exchange for settlement of $27,031 in accounts payable, and the issuance in
2018 of 5,647,216 shares of common stock to the controlling
                                                        stockholder in exchange
for settlement of $25,931 in accounts payable.
 Anthony J. Irocci
APEX 11 INC.
September 10, 2020
Page 2
Financial Statements, page 23

3. Please revise to update the financial statements included in your Form 10 pursuant to
      Article 8-08 of Regulation S-X.
Item 14. Changes in and Disagreements with Accountants on Accounting and
Financial
Disclosure, page 24

4. Please provide exhibit 16 as required by Item 601 of Regulation S-K regarding dismissal of Piercy Bowler Taylor & Kern.
Report of Independent Registered Public Accounting Firm, page F-1

5. In your next amendment, please include a revised auditor's report to reflect the audited financial statements as of and for the years ended December 31, 2019 and 2018.
General

6. You were required to file annual reports for the fiscal years ended December 31, 2018 and
      2019 no later than March 31, 2019 and 2020, respectively. Please advise us when you intend to file your annual reports on Form 10-K. Refer to Rule 13a-1 of the Exchange
      Act and the Instructions to Form 10-K. Also, tell us when you intend to file quarterly reports on Form 10-Q for the interim financial periods since effectiveness of your Form
      10 in February 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                            Sincerely,
FirstName LastNameAnthony J. Irocci
                                                            Division of
Corporation Finance
Comapany NameAPEX 11 INC.
                                                            Office of Real
Estate & Construction
September 10, 2020 Page 2
cc:       Jonathan Coury, Esq.
FirstName LastName